(d)(3)(iii)

January 1, 2016

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:     Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ( “ELA”) between Voya Investments, LLC (“VIL”) and Voya Variable Portfolios, Inc. (“VVPI”), on behalf of Voya Global Value Advantage Portfolio (the “Portfolio”), intending to be legally bound hereby, VIL, the adviser to the Portfolio, agrees that, from January 1, 2016 through May 1, 2017, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Series	Maximum Operating Expense Limit (as a percentage of average net assets)

	Adviser Class	Class I	Class S	Class S2	Class T

Voya Global Value Advantage Portfolio	1.11%	0.61%	0.86%	1.01%	1.21%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2016 through May 1, 2017. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

January 1, 2016

Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Variable Portfolios, Inc.